(Currently Brascan Corporation)	NEWS RELEASE

BROOKFIELD ASSET MANAGEMENT (CURRENTLY BRASCAN CORPORATION) ANNOUNCES INTENTION TO REDEEM ITS CLASS A PREFERENCE SHARES, SERIES 3

Toronto, CANADA, October 18, 2005 - Brookfield Asset Management Inc. (currently Brascan Corporation) (NYSE/TSX: BAM) today announced that it intends to redeem its Class A Cumulative Redeemable Preference Shares, Series 3 on November 8, 2005 for C$100,000.00 per share plus accrued dividends of C$211.56, representing a total Redemption Price of C$100,211.56 per share.

There are currently 2,000 Series 3 Preferred Shares outstanding, which are listed on the TSX Venture Exchange under the symbol BNN.PR.F. These shares are being redeemed as part of the company’s ongoing program to simplify its capital structure.

Payment of the Redemption Price will be made on or after November 8, 2005, upon the presentation of the certificates for the Series 3 Preferred Shares to the company’s transfer agent, CIBC Mellon Trust Company. After November 8, 2005, the holders of these shares will no longer receive dividends nor be able to exercise any other rights under these shares, except to receive the Redemption Price for their shares.

Notice of Redemption has been sent to all of the company’s registered Preferred Series 3 Shareholders.

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Brookfield Asset Management (Brascan Corporation) is a specialist asset manager. Focused on property, power and infrastructure assets, the company has approximately US$40 billion of assets under management, including 70 premier office properties and 130 power generating plants. The company is co-listed on the New York and Toronto Stock Exchanges. For more information, please visit our web site at www.brascancorp.com.

Contact:

Brascan Corporation: Katherine C. Vyse SVP, Investor Relations and Communications Tel: 416-369-8246 Email: kvyse@brascancorp.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.